Exhibit 8.1

List of Subsidiaries

Subsidiaries:	Jurisdiction of Incorporation
Chongqing Daqo New Energy Co., Ltd.	People’s Republic of China
Daqo Solar Energy North America	United States of America
Xinjiang Daqo New Energy Co., Ltd.	People’s Republic of China
Dago New Energy Holdings (Canada) Ltd.	Ontario, Canada

Variable Interest Entity:
Daqo New Material Co., Ltd.	People’s Republic of China